Exhibit 99.337

Nextech AR Signs a Multi-Event,

LiveX Platform Deal and Strategic Partnership with FENEX to Resell its Augmented Reality Solutions to the UK Home Remodeling and Builder’s Community

Using LiveX (Digital Experience Platform) FENEX has created a digital marketplace for manufacturers, distributors, retailers with B2B and B2C buyers

VANCOUVER, B.C., Canada – July 30th, 2021 – Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, AR-enhanced video conferencing and virtual events, is pleased to announce the closing of a multi-event deal for the fenestration industry using Nextech’s LiveX platform with FENEX worth approximately $185,000.   This event will reach over 30,000 people in the home improvement sector and will introduce a new Digital Marketplace where consumers can interface, try new products via Augmented Reality and get educated on home improvement options with top UK vendors like Deceuninck, ODL Europe, Vbh, Brisant and Gqa Qualifications.

FENEX is the fenestration sector’s (Fenestration refers to all openings in the building envelope, including curtain walls, windows, doors and skylights) first virtual exhibition platform powered by LiveX.  It is designed to bring together the entire supply chain, FENEX has created a digital marketplace for manufacturers, distributors, retailers with B2B and B2C buyers. FENEX has also signed a strategic partnership to resell Nextech’s Augmented Reality solutions to the home remodeling and builder’s community.

This On-Demand Digital Marketplace is a showcase of Nextech’s solution to support and connect buyers and sellers in a B2B environment. The marketplace solution activates new opportunities for B2B industry ecosystems through opportunities for engagement and exposure. Nextech empowers organizations to accelerate their digital transformation through seamlessly brokering new connections online. Clients’ products and services will gain visibility to a targeted audience leading to improved business opportunities. Nextech strives to elevate the customer journey and create value for businesses by increasing traffic, boosting retention, and driving conversions through augmented reality and its digital experience platform LiveX.

On September 8th-10th, 2021, FENEX is hosting a virtual trade show, career fair and consumer marketplace event for builders and experts in the windows, doors, and skylights (https://fenex.co.uk/attend/ ).

Lee Clarke, CEO of FENEX comments:

“When many of the major home improvement shows are canceling events, FENEX has been able to innovate by partnering with Nextech AR Solutions to advance hybrid and virtual events to bring manufacturers, buyers and sellers together into digital marketplaces. Our vision is to continue to scale these marketplaces to other high growth sectors.”

Evan Gappelberg, CEO of Nextech comments:

“We value highly strategic ecosystem builders like FENEX who are developing the digital marketplaces of the future for high growth sectors leveraging Nextech’s Augmented Reality and LiveX platforms. We believe that digital product demos will become a standard in sectors like home improvement, where buyers can engage with technical products from every angle with step-by-step instructions in 3D.”

Evan Gappelberg, CEO

investor.relations@Nextechar.com

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are currently derived from three e-Commerce platforms:  vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”).  VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

About FENEX

FENEX is the fenestration sector’s first virtual exhibition platform. Designed to bring together the entire supply chain from top to bottom, creating a bridge between the sector and the public. With a team that has vast experience in media, marketing and online business marketing, the idea of FENEX was born, long before the Covid pandemic brought this type of expo into the limelight. FENEX was an inevitability that Covid brought forward. In simple terms, it is easy to attend, generates viable leads and is extremely cost effective as a marketing tool that will bring a business greater reach. Removing costly travel bills with the ability to create qualified leads from your office is making this virtual trade show extremely attractive. It is flexible, with a more diverse range of exhibitors and attendees ensure that there are larger online audiences.

Today, key decision makers consider that virtual events, such as FENEX, are a huge resource that bring fast payback. https://fenex.co.uk/

Forward-looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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